July 7, 2008

Division of Corporation Finance
United States Securities and Exchange Commission
Attn: Barbara C. Jacobs, Assistant Director
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Hydrogen Engine Center, Inc. (the “Company”)
Registration Statement on Form S-1
Filed May 20, 2008
File No. 333-151046

Dear Mr. Mancuso, Mr. Mumford, et al:

We have reviewed the comments from your letter dated June 10, 2008 and have formulated responses as outlined below. Concurrently with this letter, we are also filing the Company’s Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”). References in this letter to “we”, “our” or “us” refer to the Company.

1.	Please amend your Form S-1 to update your financial information to include the periods as required by Rule 8-08 of Regulation S-X.

We have revised our registration statement to include the financial statements for the quarter ended March 31, 2008, per Rule 8-08 of Regulation S-X.

2.	Please include all required signatures. It appears your directors have only signed the power of attorney and not the Form S-1.

All of our directors have signed the amended Form S-1, which is being filed concurrently with this letter.

Thank you for your attention to this matter and we look forward to hearing from you. We are submitting for your consideration an acceleration request with this letter. Please direct any questions or requests for clarification of matters addressed in this letter or in the Amendment to the undersigned or to Beverly Evans of Davis, Brown, Koehn, Shors & Roberts, P.C. at (515) 288-2500 or by fax at (515) 243-0654.

Very truly yours,

HYDROGEN ENGINE CENTER, INC.

/s/ Theodore G. Hollinger
Theodore G. Hollinger, Acting President and CEO

Hydrogen Engine Center, Inc.
2502 E. Poplar St., Algona, IA 50511
Phone: 515-295-3178 Fax: 515-395-1877
www.hydrogenenginecenter.com info@hydrogenenginecenter.com
OTCBB Symbol: HYEG:OB

July 7, 2008

Division of Corporation Finance
United States Securities and Exchange Commission
Attn: Barbara C. Jacobs, Assistant Director
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Hydrogen Engine Center, Inc.
Registration Statement on Form S-1
File No. 333-151046

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hydrogen Engine Center, Inc. (the “Company”) hereby requests that the effectiveness of the above captioned Registration Statement be accelerated to 1:00 p.m., Eastern Daylight Time, on July 9, 2008, or as soon thereafter as practicable.

The Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Beverly Evans of Davis, Brown, Koehn, Shors & Roberts, P.C. at (515) 288-2500 or by fax at (515) 243-0654 with any questions or comments regarding any of the foregoing.

Very truly yours,

HYDROGEN ENGINE CENTER, INC.

/s/ Theodore G. Hollinger
Theodore G. Hollinger
Acting President and Chief Executive Officer

Hydrogen Engine Center, Inc.
2502 E. Poplar St., Algona, IA 50511
Phone: 515-295-3178 Fax: 515-395-1877
www.hydrogenenginecenter.com info@hydrogenenginecenter.com
OTCBB Symbol: HYEG:OB